  Exhibit 99.1

High Tide Reports Second Quarter 2024 Financial Results Featuring Record Free Cash Flow of $9.4 Million and Positive Net Income

The Company Remains the Largest Non-Franchised Cannabis Retailer in Canada, and is the Second Largest Globally by Store Count, with 172 Operating Locations1

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

  The Company Generated $9.4 Million of Positive Free Cash Flow2 in the Second Fiscal Quarter. The Company has Generated $22.7 Million of Positive Free Cash Flow in the Past Four Quarters, Which Represents a Trailing Free Cash Flow Yield of Over 8% Compared to the Company's Enterprise Value
  The Company Generated Positive Net Income of $0.2 Million, Improving From ($1.6) Million Year-Over-Year and Break-Even Sequentially
  High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars3, and for the First Time, has Reached 12-Month Trailing Revenue Level Exceeding $500 Million
  The Company Now Exceeds More than 1.43 Million Members of the Cabana Club, an Increase of over 38% Year-Over-Year and 8% Sequentially
  The Company Has Surpassed 44,000 ELITE Members, an Increase of 226% Year-Over-Year and 38% Sequentially, Representing its Fastest Pace of Growth Since Inception
  17th Consecutive Quarter of Positive Adjusted EBITDA4 of $10.0 Million, Representing a 52% Increase Year-Over-Year and (4%) Sequentially, Driven by a Seasonally Slower Quarter, With Two Fewer Days
  The Company Reported Adjusted EBITDA Margin of 8.1%, Marking a 45% Increase Year-Over-Year and Consistent Sequentially, Despite Two Fewer Days in the Second Fiscal Quarter
  The Company's Market Share was 20% in Alberta and 10% in Ontario During the Second Fiscal Quarter of 2024. Across the Five Provinces Where It Operates, its Market Share Reached 10.9%, an Increase from 9.9% Year-over-Year and 10.4% Sequentially5, While Only Representing 4.8% of the Total Cannabis Retail Store Count6
  Annualized Retail Sales Represented Over $1,500 Per Square Foot Across the Canna Cabana Store Network During the Second Fiscal Quarter of 2024

CALGARY, AB, June 13, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the second fiscal quarter of 2024 ended April 30, 2024 the highlights of which are included in this news release. The full set of condensed interim consolidated financial statements for the three and six months ended April 30, 2024, and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

Second Fiscal Quarter 2024 – Financial Highlights:

  Revenue increased to $124.3 million in the second fiscal quarter of 2024 compared to $118.1 million during the same period in 2023, representing an increase of 5% year-over-year and (3)% sequentially, given this quarter had two fewer days and is also a seasonally slower quarter. 12-month trailing revenue exceeded $500 million for the first time in the Company's history
  Gross profit increased to $35.3 million in the second fiscal quarter of 2024 compared to $31.6 million during the same period in 2023, representing an increase of 12% year-over-year and (2)% sequentially, given this quarter had two fewer days
  Gross profit margin in the three months ended April 30, 2024, was 28.4%, representing its highest level in the past nine quarters. This compares to 26.7% during the same period in 2023 and 28.1% sequentially
  Adjusted EBITDA increased to $10.0 million in the second fiscal quarter of 2024 compared to $6.6 million during the same period in 2023, representing an increase of 52% year-over-year and (4)% sequentially, given this quarter had two fewer days
  Adjusted EBITDA margin increased to 8.1% in the second fiscal quarter of 2024, compared to 5.6% during the same period in 2023 and was consistent sequentially
  Salaries, wages, and benefits represented 12.4% of revenue in the second fiscal quarter of 2024, which was largely consistent year-over-year and sequentially
  Given the strong cost controls the Company has been implementing, general and administrative expenses represented 4.5% of revenue in the second fiscal quarter of 2024, which improved from 5.2% year-over-year and was consistent sequentially
  The Company generated positive net income of $0.2 million in the second fiscal quarter of 2024, which included a non-cash impact from depreciation of $7.5 million. Net income improved from $(1.6) million in the same period last year and compared to break-even sequentially
  Earnings per fully diluted share were ($0.00) in the second fiscal quarter of 2024, compared to $(0.02) in the same period last year and break-even sequentially
  Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income and rental income, was a record $9.0 million for the second fiscal quarter of 2024, compared to $6.7 million in the same period last year, and $7.8 million sequentially, representing increases of 35% and 15% respectively
  For locations operational throughout the second fiscal quarter of 2024 and 2023, same-store sales increased by 4% year-over-year. Given this quarter had two fewer days, same-store sales were (2%) sequentially. Calculated daily, same-store sales ticked slightly higher than the previous quarter. The Company notes that it significantly outperformed total cannabis industry retail sales across the five provinces where it operates, which were (4.4%) sequentially, including the impact of new store growth7
  The Company continued the rollout of ELITE, the first-of-its-kind cannabis paid loyalty program in Canada, with membership surpassing 44,000, representing an increase of 226% year-over-year and 38% since March 15, 2024, which is the fastest pace of onboarding since ELITE was launched in late 2022
  Cash on hand as of April 30, 2024, totaled $34.5 million, an all-time record, compared to $22.5 million as of April 30, 2023, and $28.7 million as of January 31, 2024, representing an increase of 54% year-over-year and 20% sequentially

"I am thrilled to report that in an environment where many cannabis companies, including some of our retail competitors, have been forced to seek bankruptcy protection, our team has been able to deliver positive net income in Q2, while also generating record-breaking free cash flow. In fact, over the past four quarters, we have generated $22.7 million in free cash flow, fueling our strong organic growth. We accomplished this despite Q2 being a seasonally slower quarter with two fewer days, as we tightly managed our G&A while also rapidly growing our store count and increasing our Canadian retail market share to 10.9%.

We remain the highest revenue-generating cannabis company reporting in Canadian dollars with Adjusted EBITDA up 52%, bricks-and-mortar revenue up 11% and consolidated revenue up 5% year-over-year, despite industry sales being down 4% during the same period. All of this has allowed us to end the quarter with a record cash position of $34.5 million. As previously communicated, we set an aggressive target to open 20 to 30 stores by the end of this calendar year. We are already the second largest cannabis retailer globally by store count, and our team is accelerating strategic and accretive M&A, focusing on opportunities of various sizes to further add meaningful size and scale to our store network," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"On top of achieving net profitability and record free cash flow, our Cabana Club continues to expand and remains the largest bricks-and-mortar loyalty program in Canada with 1.43 million members. I am thrilled to see ELITE memberships again grow at the fastest rate since inception, increasing 226% versus last year and 38% sequentially, demonstrating the popularity of our innovative discount club model.

It is also worth noting that investors seem to be catching onto High Tide's superior operational performance, something that is reflected in our 12-month stock trajectory and the fact that High Tide is amongst the best-performing Canadian cannabis stocks over this time frame. Our Canadian scale and experience position us well to participate in the German commercial cannabis pilot projects once they are launched. All of this, combined with continuing regulatory reform in the U.S. and Europe, leads me to believe that our ambition to turn High Tide into a global cannabis powerhouse is within reach," added Mr. Grover.

Second Quarter 2024 – Operational Highlights (Feb 1- Apr 30):

  The Company opened 5 new Canna Cabana locations in Ontario
  For the second time in three years, High Tide was recognized as a top 10 ranked company in the diversified industries sector by the TSX Venture 50
  The Company announced that it has entered into a definitive agreement pursuant to which it has acquired all IP, including trademarks and other assets of the Queen of Bud cannabis and lifestyle brand
  The Company is pleased to announce that it has closed on the remaining interest of NuLeaf Naturals, LLC ("NuLeaf"), not held by High Tide. As described in the Company's news release dated November 29, 2021, NuLeaf's members were granted an option to put to High Tide the remaining shares in NuLeaf not held by High Tide (the "Put Option") at an enterprise value equal to the trailing twelve months of EBITDA multiplied by 7.1. Notice of the intention to exercise the Put Option was delivered by NuLeaf's members on June 2, 2023, and the transaction was completed on April 5, 2024. High Tide had previously assigned its ownership interest in NuLeaf to it's subsidiary, High Tide USA, Inc., so the remaining 20% interest was also acquired by High Tide USA, Inc. The aggregate purchase price for the remaining 20% interest in NuLeaf was One Million Five Hundred Seventy-Five Thousand U.S. Dollars ($1,575,000 USD) (the "Purchase Price"). High Tide agreed to pay the Purchase Price to the members in cash in fifteen (15) equal monthly installments of One Hundred and Five Thousand U.S. Dollars ($105,000 USD), beginning on April 7, 2024.
  The Company also announced that on April 20, 2024 '4/20', it generated just under $2 million in total gross revenues across all retail platforms, representing a 35% increase from the previous Saturday. The Company's Canadian bricks-and-mortar stores reported a 30% increase, while sales across its e-commerce platforms (Grasscity.com, Smokecartel.com, Dailyhighclub.com, Dankstop.com, Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de) reported an increase of 119% over the previous Saturday
  Various Executives of the Company participated in the International Cannabis Business Conference in Berlin, Germany and the Benzinga Capital Conference in Hollywood, Florida

Subsequent Events (May 1 - present):

  The Company opened an additional 4 Canna Cabana locations in Ontario since April 30, 2024
  The Company grew its World Vision sponsorship support to 344 children internationally after committing to sponsoring two additional children for every new store that opens in Canada
  On May 1, 2024, the Company announced the appointment of Mayank Mahajan to the role of Chief Financial Officer
  As of June 13, 2024, memberships in the Cabana Club loyalty program increased to over 1.43 million, up from 1,040,000 members as of June 14, 2023, and 1.32 million as of March 15, 2024, representing increases of 38% and 8%, respectively
  As of June 13, 2024, ELITE memberships have grown to over 44,000 members, up from 32,000 as of March 15, 2024, representing increases of 226% year-over-year and 38% sequentially
  Fastendr retail kiosks have been installed in 130 Canna Cabana locations, up from 120 in the previous quarter, with more installations underway
  The Company has entered into a binding subscription agreement with arm's length institutional credit providers for $15 million in debt financing. Pursuant to the terms of the subscription agreements, the funds will be drawn in two tranches: (i) $10 million at closing, expected on or before June 30, 2024 and (ii) $5 million in November 2024
  The Company sold 1,055,900 common shares to one institutional investor through the ATM program for gross proceeds in the amount of $3.2 million

Selected financial information for the second quarter ended April 30, 2024:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended April 30			Six Months Ended April 30
	2024	2023	Change	2024	2023	Change
	$	$		$	$
Free cash flow	9,383	(1,951)	581%	12,991	(2,798)	564%
Revenue	124,259	118,136	5%	252,327	236,212	7%
Gross Profit	35,299	31,569	12%	71,293	63,751	12%
Gross Profit Margin	28%	27%	1%	28%	27%	1%
Total Operating Expenses	(33,312)	(34,211)	(3) %	(66,514)	(70,314)	(5) %
Income (loss) from operations	1,987	(2,642)	175%	4,779	(6,563)	173%
Adjusted EBITDA	10,041	6,589	52%	20,476	12,089	69%
Adjusted EBITDA margin	8%	6%	2%	8%	5%	3%
Net income (loss)	171	(1,568)	111%	166	(5,429)	103%
Loss per share (Basic)	(0.00)	(0.02)	50%	(0.01)	(0.07)	86%

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended April 30		Six Months Ended April 30
	2024	2023	2024	2023
Net income (loss)	171	(1,568)	166	(5,430)
Income/deferred tax (recovery) expense	(878)	(2,041)	(1,111)	(3,277)
Accretion and interest	1,712	1,759	3,455	3,573
Depreciation and amortization	7,505	7,699	14,353	15,685
EBITDA (1)	8,510	5,849	16,863	10,551
Foreign exchange (gain) loss	(5)	2	-	(13)
Finance, transaction and other costs	1,314	435	1,829	1,099
(Gain) loss revaluation of put option liability	(110)	(1,288)	(410)	(2,549)
Other loss	337	-	337	-
Share-based compensation	549	1,532	1,344	2,968
Loss (gain) on revaluation of marketable securities	-	(19)	77	(27)
(Gain) loss on revaluation of debenture	(240)	-	515	-
Gain on extinguishment of financial liability	(314)	78	(79)	60
Adjusted EBITDA (1)	10,041	6,589	20,476	12,089

Note:
(1) Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and, therefore highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Free Cash Flow (²)	Q2 2024	Q1 2024	Q2 2023
Cash flow from operating activities	8,032	9,363	5,493
Changes in non-cash working capital	4,777	(2,490)	(4,128)
Net cash provided by operating activities	12,809	6,873	1,365
Sustaining capex	(528)	(511)	(625)
Lease liability payments	(2,898)	(2,754)	(2,691)
Free cash flow	9,383	3,608	(1,951)
Note:
(2) The Company defines free cash flow as net cash provided by (used in) operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the condensed interim consolidated statements of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS. The Company has revised how it calculates Free Cash Flow from the previously disclosed definition to further clarify for investors the subset of Capex that relates to growth versus sustaining Capex and to better reflect the cash flow generation from ongoing operations of the existing business. The Company believes this new calculation more accurately represents the cash generation activities of the Company from ongoing operations and Free Cash Flow available for growth. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Outlook

High Tide is the largest non-franchised cannabis retailer in Canada and the second largest globally by store count. The Company had previously communicated a target to add 20-30 locations in calendar 2024, which the Company remains on track to achieve. Fueled by its internal cash flow generation, High Tide has opened 10 new Canna Cabana locations since the beginning of this year, all organically. The Company anticipates further greenfield growth throughout this calendar year, which could be potentially supplemented by M&A transactions.

The Company's Cabana Club loyalty program continues to expand across the country, currently exceeding 1.43 million members, which is up 38% over the past year. ELITE, the paid membership tier, has been growing at its fastest pace since inception and has now exceeded 44,000 members with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members and the ELITE program supports the Company in generating upwards of 70% gross margins.

The Company's market share in Q2 rose to 10.9% from 9.9% year-over-year, while only representing 4.8% of the bricks-and-mortar store count in the provinces where it operates. The Company anticipates its market share to continue its upward trajectory, given its organic store pipeline, ongoing M&A discussions and competitor closures. The Company's long-term goal is to hit 15% market share in the provinces where it operates, and to reach 300 Canna Cabana locations nationwide.

The recent regulatory change in Alberta allowing private-label products presents a meaningful opportunity for the Company, particularly on the heels of the acquisition of the Queen of Bud brand. The Company intends to launch innovative high-margin cannabis and consumption accessory offerings under its Cabana Cannabis Co and Queen of Bud banners to customers in Alberta, where it has the largest store footprint.

The Company has proven its free cash flow capabilities, having generated over $22 million during the past four quarters. These funds have helped fuel organic build outs, and debt repayments as well as a record cash balance of $34.5 million at the end of Q2. The Company believes its financial profile is healthier than it has ever been. This position should be further fortified by the announced $15 million debt financing which should close in the coming weeks.

The Company continues to monitor legislative and regulatory developments in Germany, particularly those related to potential commercial sale pilot projects with an aim to be ready to enter Europe's largest market as soon as possible.

High Tide Earnings Event Webcast

The Company will host a webcast and conference call to discuss the Financial Statements at 11:30 AM (Eastern Time) on Friday, June 14, 2024.

Webcast Link for High Tide Earnings Event:  https://events.q4inc.com/attendee/433539943

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a webcast replay will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Participant Details:

Canada (Local):                          1 226 828 7575
Canada (Toll-Free):                     1 833 950 0062
United States (Local):                 1 404 975 4839
United States (Toll-Free):            1 833 470 1428
Global Dial-In Numbers: https://www.netroadshow.com/events/global-numbers?confId=65906
Participant Access Code:            301725

*Participants will need to enter the participant access code before being met by a live operator*

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its second fiscal quarter ended April 30, 2024, the Company issued an aggregate of 1,400 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $3 thousand.

Pursuant to an equity distribution agreement dated August 31, 2023, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a nominal cash commission on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the second fiscal quarter ended April 30, 2024.

The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count8. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 172 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making meaningful increases to its revenue profile; the Company completing the development of its cannabis retail stores; the announcement of new Ontario stores and the Company's plan to focus its expansion in Ontario; the Company's ability to continue to generate consistent free cash flow from operations and from financing activities; free cash flow allowing the Company reaccelerate the pace of organic store openings; the Company achieving sustained growth while remaining free cash flow positive; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company expanding its Canna Cabana brand internationally; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; the ability of the Company to participate in commercial cannabis pilot projects in Germany once they are launched; regulatory reform continuing in the US and Europe; the Company continuing to build on its success in the Canadian market; the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to reach its goal of 15% market share in every province that it operates in, and 300 stores nationwide; the completion of the rollout of Fastendr on the timelines indicated herein; the closing of any announced acquisitions or financings; the ability of the Company to develop and launch innovative cannabis and consumption accessory offerings; the ability of the Company to launch innovative high-margin cannabis and consumption accessory offerings under its Cabana Cannabis Co and Queen of Bud banners; and the Company building a top-tier global adult-use cannabis brand.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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1As reported by ATB Capital Markets based on store counts as of February 8, 2024
[2] The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
[3] Based on reporting by New Cannabis Ventures as of June 13, 2024. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[4] Adjusted EBITDA is a non-IFRS financial measure
[5] Based on data for the months of February and March 2024 from Statistics Canada and Hifyre data for April 2024
[6] Based on data from industry sources and provincial regulators
[7] Based on data for the months of February and March 2024 from Statistics Canada and Hifyre data for April 2024

8 As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:00e 13-JUN-24